KW 3/21/2014

[redacted]

14049386

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC Mail Processing Section
MAR 06 2014
Washington DC
405

SEC FILE NUMBER
8-45715

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VectorGlobal WMG, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 Brickell Avenue, Ste. 2500
(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Oscar M. Mejia — 305-350-3352
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

AB 3/25

OATH OR AFFIRMATION

I, Oscar M. Mejia, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of VectorGlobal WMG, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions

ELLUZ GOMEZ
MY COMMISSION # EE053775
EXPIRES January 09, 2015
(407) 398-0153 FloridaNotaryService.com

(Notary Public)

(Signature)

Chief Financial Officer
(Title)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital under Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

VectorGlobal WMG, Inc.

Report Pursuant to Rule 17a-5 Under the Securities Exchange Act of 1934 and Regulation 1.16 Under the Commodity Exchange Act

December 31, 2013

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

CONTENTS

INDEPENDENT AUDITORS' REPORT

VectorGlobal WMG, Inc.
Miami, Florida

We have audited the accompanying financial statements of VectorGlobal WMG, Inc., which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct), and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of VectorGlobal WMG, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained on pages 13 and 14 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Kaufman, Rossin & Co.

February 27, 2014
Miami, Florida

VECTORGLOBAL WMG, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS		
CASH AND CASH EQUIVALENTS	$	1,115,248
CERTIFICATE OF DEPOSIT		5,805
RECEIVABLE FROM BROKERS (NOTE 10)		603,097
DUE FROM RELATED PARTIES (NOTE 6)		103,498
PROPERTY AND EQUIPMENT (NOTE 3)		497,988
OTHER ASSETS (NOTE 4)		925,153
	$	3,250,789
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	650,411
Accrued bonus payable		587,443
Due to related parties (Note 6)		215,848
Deferred rent		101,637
Total liabilities		1,555,339
LEASE COMMITMENTS AND CONTINGENCY (NOTE 7)		
STOCKHOLDER'S EQUITY (NOTE 11)		1,695,450
	$	3,250,789

See accompanying notes.

VECTORGLOBAL WMG, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2013

REVENUE		
Commissions	$	4,725,525
Gains from riskless principal transactions, net		6,572,039
Interest and dividends		1,133,495
Other income		187,205
Total revenue		12,618,264
EXPENSES		
Business development		303,553
Clearance, execution and other related costs (Note 6)		2,917,612
Communications		199,200
Compensation and benefits (Note 8)		7,485,166
Contract Services		5,500
Depreciation and amortization (Note 3)		278,309
Foreign office expense (Note 6)		725,954
Interest		2,474
Occupancy and equipment (Note 7)		682,027
Office		101,343
Other		325,611
Professional fees		446,655
Quotations and information services (Note 6)		377,294
Taxes - other		13,666
Total expenses		13,864,964
NET LOSS	$	(1,246,700)

See accompanying notes.

VECTORGLOBAL WMG, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2013

	Common stock - $0.01 par value; 1,000 shares authorized				
	Shares issued and outstanding	Amount	Additional paid-in capital	Accumulated deficit	Total
Balances - December 31, 2012	100	$ 1	$ 3,797,306	($ 855,157)	$ 2,942,150
Capital contribution		-	-	-	-
Net loss		-	-	(1,246,700)	(1,246,700)
Balances - December 31, 2013	100	$ 1	$ 3,797,306	($ 2,101,857)	$ 1,695,450

See accompanying notes.

VECTORGLOBAL WMG, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2013

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(1,246,700)
Adjustments to reconcile net loss to net cash provided by operating activities:	
Depreciation and amortization	278,309
Deferred rent amortization	447
Changes in operating assets and liabilities:	
Receivable from brokers	597,434
Other assets	266,057
Accounts payable and accrued liabilities	161,775
Accrued bonus payable	(30,194)
Total adjustments	1,273,828
Net cash provided by operating activities	27,128
CASH FLOWS FROM INVESTING ACTIVITIES:	
Repayments of advances to related parties, net	(43,363)
Capital expenditures	(96,598)
Decrease in certificate of deposit	6,193
Net cash used in investing activities	(133,768)
CASH FLOWS FROM FINANCING ACTIVITIES:	
Advances from related parties, net	184,775
NET INCREASE IN CASH AND CASH EQUIVALENTS	78,135
CASH AND CASH EQUIVALENTS - BEGINNING	1,037,113
CASH AND CASH EQUIVALENTS - ENDING	$ 1,115,248
Supplemental Disclosure of Cash Flow Information:	
Interest paid	$ 2,474
Income taxes paid	$ -

See accompanying notes.

NOTE 1. ORGANIZATION AND BUSINESS

VectorGlobal WMG, Inc., (the "Company"), a Delaware corporation, is a wholly owned subsidiary of Vectormex International, Inc. (the "Parent"), which is in turn a wholly owned subsidiary of Vector Casa de Bolsa, S.A. de C.V. (the "Ultimate Parent"), a broker-dealer operating in Mexico.

The Company is registered as a broker-dealer with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority ("FINRA") and the National Futures Association ("NFA").

The Company's principal business is securities brokerage of primarily U.S. and Latin American securities for its customers, which include high net worth individuals, institutional investors, and financial institutions. Customer transactions are introduced to and cleared through clearing and custodial brokers.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

The Company considers all money market instruments with an original maturity of three months or less at date of acquisition to be cash equivalents. Primarily all cash and cash equivalents are held or custodied at a U.S. financial institution. The Company may, during the ordinary course of business, maintain balances in excess of insured limits.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental authorities and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Revenue Recognition

Securities transactions and related trading gains and losses, commissions and clearing costs are reported on a trade date basis. Interest earned or incurred is recognized on the accrual method of accounting. Dividend income is recognized on the ex-dividend date.

Property and Equipment

Furniture and fixtures, computer equipment, office equipment and software are carried at cost and are depreciated on a straight-line basis using an estimated useful life of five years. Leasehold improvements are amortized on a straight-line basis over the lesser of their estimated useful life of the improvement or the term of the lease.

Due from Related Parties

Amounts due from related parties are stated at the outstanding balance of funds due for repayment of cash advances and charges for services rendered. The carrying amount may be reduced by an allowance that reflects management's best estimate of the amounts that will not be collected. As management believes that the amounts are fully collectible and are therefore stated at net realizable value, management has not recorded an allowance for doubtful accounts.

Income Taxes

The Company accounts for income taxes under the liability method whereby deferred tax assets and liabilities are provided for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Deferred tax assets, net of a valuation allowance, are recorded when management believes it is more likely than not that the tax benefits will be realized. Realization of the deferred tax assets is dependent upon generating sufficient taxable income in the future. The amount of deferred tax asset considered realizable could change in the near term if estimates of future taxable income are modified.

The Company assesses its tax positions in accordance with "*Accounting for Uncertainties in Income Taxes*" as prescribed by the Accounting Standards Codification, which provides guidance for financial statement recognition and measurement of uncertain tax positions taken or expected to be taken in a tax return for open tax years (generally a period of three years from the later of each return's due date or the date filed) that remain subject to examination by the Company's major tax jurisdictions. Generally, the Company is no longer subject to income tax examinations by its major taxing authorities for years before 2010.

The Company assesses its tax positions and determines whether it has any material unrecognized liabilities for uncertain tax positions. The Company records these liabilities to the extent it deems them more likely than not to be incurred. Interest and penalties related to uncertain tax positions, if any, would be classified as a component of income tax expense.

The Company believes that it does not have any significant uncertain tax positions requiring recognition or measurement in the accompanying financial statements.

Broker Advances

The Company issues broker advances in the form of forgivable notes when hiring new brokers. These broker advances are systematically expensed over the term of the notes. If the broker leaves the Company for any reason prior to the maturity date of the note, any remaining balance is charged to expense.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

NOTE 3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2013 consist of the following:

Leasehold improvements	$ 602,064
Office equipment	119,775
Computer equipment	195,545
Furniture and fixtures	423,471
Software	94,772
	1,435,627
Less: accumulated depreciation and amortization	(937,639)
	$ 497,988

Depreciation and amortization expense amounted to $278,309 for the year ended December 31, 2013.

NOTE 4. OTHER ASSETS

Other assets at December 31, 2013 consist of the following:

Broker advances	$ 571,514
Rent deposits	178,164
Prepaid expenses	117,090
Other	58,385
	$ 925,153

NOTE 5. INCOME TAXES

The Company files a consolidated Federal income tax return and combined Florida, Texas, New York and New Jersey tax returns with its Parent and computes its federal and state tax provision on a separate company basis.

The deferred tax asset at December 31, 2013 approximates $976,000 and results primarily from a net operating loss carry-forward and temporary differences related to amortization of broker advances, which has been offset by a valuation allowance of the same amount. Both the deferred tax asset and valuation allowance increased by approximately $521,000 during the year ended December 31, 2013. The net operating loss carry-forward of approximately $1,860,000 expires in the years 2030-2032. The effective tax rate differed from the maximum federal statutory rate of 34% principally due to the change in the deferred tax asset valuation allowance.

NOTE 6. RELATED PARTY TRANSACTIONS

Ultimate Parent and Parent

For the year ended December 31, 2013, the Company incurred $2,136,638 in fees associated with client referrals provided to the Company by the Ultimate Parent and incurred $3,293 in costs associated with executions provided to the Company by the Ultimate Parent on the Mexican Stock Exchange. These expenses are included in clearance, execution and other related costs on the statement of operations. For the year end December 31, 2013, the Company also incurred additional expenses from the Ultimate Parent of $27,748, primarily related to quotation and information service charges. At December 31, 2013 the Company owed $187,620 to the Ultimate Parent and another $28,228 to other foreign subsidiaries of the Parent. These amounts are included in due to related parties in the accompanying statement of financial condition.

At December 31, 2013, the amount due from related parties of $103,498 relates to payments of various expenses on behalf of the Parent and its other subsidiaries. This amount is due on demand and is non-interest bearing.

Foreign Affiliates

The Company has entered into referral agreements with six separate entities wholly-owned by the Ultimate Parent operating in Venezuela, Colombia, Ecuador, Chile, Costa Rica and Singapore. The Company reimburses each of the affiliates for certain expenses in connection with client referrals. For the year ended December 31, 2013, the Company incurred and paid foreign office expense in the amount of $725,954.

NOTE 7. LEASE COMMITMENTS AND CONTINGENCY

Lease Commitments

The Company has two non-cancellable operating leases for office spaces in Miami, Florida that expire in August 2014 and June 2021. The Company also has non-cancellable operating leases in Jersey City, New Jersey and The Woodlands, Texas that expire in June 2015 and September 2017, respectively. These four leases contain provisions for rent escalations.

Approximate future annual rent payments are as follows:

Year ended December 31,	
2014	$ 571,000
2015	548,000
2016	532,000
2017	529,000
2018	495,000
Thereafter	1,291,000
Total future minimum payments required	$ 3,966,000

Total occupancy and equipment expense for the year ended December 31, 2013 amounted to $682,027.

Contingency

During the normal course of operations, the Company, from time to time, may be involved in lawsuits, arbitration, claims, and other legal or regulatory proceedings. The Company does not believe that these matters will have a material adverse effect on the Company's financial position, results of operations, or cash flows.

NOTE 8. DEFINED CONTRIBUTION PLAN

The Company has a 401(k) defined contribution plan which covers all of its eligible employees. Under the plan, eligible employees may defer a portion of their compensation subject to the limitations as specified by the regulations that govern the plan. In accordance with the plan, the Company matches the first 50% of all eligible employee contributions. Employer contributions vest 20% after each anniversary of employment until fully vested. Total plan expense for 2013 was $62,493 and is included in the accompanying statement of operations as part of compensation and benefits expense.

NOTE 9. NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined, equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, as defined. Rule 15c3-1, also requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2013, the Company had net capital of $144,205, which was $40,516 in excess of the amount required of $103,689. The ratio of aggregate indebtedness to net capital was 10.79 to 1.

NOTE 10. RISK CONCENTRATIONS

Securities Clearance and Custody

The clearing and depository operations for the Company's securities transactions are primarily provided by J.P. Morgan Clearing Corp. and Pershing LLC, whose principal offices are in New York and New Jersey, respectively. At December 31, 2013, the receivable from brokers is due from these brokers.

Other Off-Balance Sheet Risks

The Company may be exposed to off-balance sheet risk in the event the customer or counterparty is unable to fulfill its contractual obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. The Company has a policy of reviewing, as considered necessary, the credit standing of each counterparty and customer with which it conducts business.

From time to time, the aggregate security positions held by the Company's customers may become concentrated in the debt issues of a particular sovereign country and/or corporate issuer. A significant decline in the value of a concentrated customer securities position could have a material adverse effect on the Company's business if a customer is unable to meet, in whole or part, a margin call from the Company's Clearing Broker.

NOTE 11. ECONOMIC DEPENDENCY

A significant portion of the Company's working capital has been obtained from funds contributed by its Ultimate Parent. The Company's liquidity position during 2014 and beyond is significantly dependent upon the availability of continued funding from its Ultimate Parent in the absence of achieving profitable operations. The Ultimate Parent and its group of affiliated entities have committed to funding the Company's operations through March 2015, at a minimum.

SUPPLEMENTARY INFORMATION

VECTORGLOBAL WMG, INC.

COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2013

CREDITS		
Stockholder's equity	$	1,695,450
DEBITS		
Petty cash		1,626
Cash held at foreign bank		17,175
Certificate of deposit		5,805
Due from related parties		103,498
Property and equipment		497,988
Other assets		925,153
Total debits		1,551,245
NET CAPITAL		144,205
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $100,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $1,555,339		103,689
EXCESS NET CAPITAL	$	40,516
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		10.79 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	650,411
Accrued bonus payable		587,443
Due to related parties		215,848
Deferred rent		101,637
Total aggregate indebtedness	$	1,555,339
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2013		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	471,046
Net audit adjustments (primarily related to expense accruals and amortization of broker advances)	(	734,946)
Decrease in non-allowable assets (primarily related to amortization of broker advances)		408,105
Net capital per above	$	144,205

See independent auditors' report.

VECTORGLOBAL WMG, INC.
STATEMENT ON EXEMPTION FROM THE COMPUTATION OF RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2013

In accordance with the exemptive provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 AND CFTC REGULATION 1.16

VectorGlobal WMG, Inc.
Miami, Florida

In planning and performing our audit of the financial statements of VectorGlobal WMG, Inc. (the Company) as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

In addition, as required by Regulation 1.16 of the Commodity Futures Trading Commission (CFTC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding customer and firm assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the CFTC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first, second and third paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We identified the following deficiencies in internal control that we consider to be material weaknesses, as defined previously. The Company does not have adequate internal controls over recognition of expenses incurred related to signing bonuses paid to brokers (with no effect on regulatory net capital) and accrual of certain liabilities as incurred. Management has addressed these deficiencies by adopting new policies for accounting for these types of transactions. These conditions were considered in determining the nature, timing and extent of procedures performed in our audit of the financial statements of VectorGlobal WMG, Inc. as of and for the year ended December 31, 2013, and this report does not affect our report dated February 27, 2014.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We understand that practices and procedures that accomplish the objectives referred to in the second and third paragraphs of this report are considered by the SEC and CFTC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 the Commodity Exchange Act, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second and third paragraphs of this report, were inadequate at December 31, 2013, to meet the SEC's and CFTC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the CFTC, the FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 or Regulation 1.16 of the CFTC or both in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

February 27, 2014
Miami, Florida

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

VectorGlobal WMG, Inc.
Miami, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by VectorGlobal WMG, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC (collectively the "specified parties"), solely to assist you and the other specified parties in evaluating VectorGlobal WMG, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). VectorGlobal WMG, Inc.'s management is responsible for VectorGlobal WMG, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Kaufman, Rossin & Co.

February 27, 2014
Miami, Florida

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

045715 FINRA
VECTORGLOBAL WMG INC
ATTN: OSCAR MEJIA
VECTORGLOBAL WMG
1001 BRICKELL BAY DR STE 1900
MIAMI FL 33131

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

OSCAR MEJIA (305)350-3352

2. A. General Assessment (item 2e from page 2)		$ 23,621
B. Less payment made with SIPC-6 filed (exclude interest) JULY 25, 2013 (Date Paid)		(12,190)
C. Less prior overpayment applied		(0)
D. Assessment balance due or (overpayment)		11,431
E. Interest computed on late payment (see instruction E) for 0 days at 20% per annum		0
F. Total assessment balance and interest due (or overpayment carried forward)		$ 11,431
G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above)	$ 11,431	
H. Overpayment carried forward	$(0)	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

VECTORGLOBAL WMG INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 26th day of FEBRUARY, 20 14.

CHIEF FINANCIAL OFFICER
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 12,618,264
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	66,636
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	1,237
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	67,873
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	2,080,338
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	547,585
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	156,384
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $2,474	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $453,289	
Enter the greater of line (i) or (ii)	453,289
Total deductions	3,237,596
2d. SIPC Net Operating Revenues	$ 9,448,541
2e. General Assessment @ .0025	$ 23,621

(to page 1, line 2.A.)

SEE BEYOND THE NUMBERS

KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

www.kaufmanrossin.com